UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

QLT Inc.
(Name of Issuer)

Common Shares without par value
(Title of Class of Securities)

746927102
(CUSIP Number)

Charles Fortin c/o Axial Capital Management, LLC 101 Park Avenue, 20th Floor New York, New York 10178 (212) 716-2646
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2013
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	746927102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Axial Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,865,036

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,865,036

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,865,036

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.54%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	746927102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Marc Andersen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,865,036

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,865,036

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,865,036

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.54%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	746927102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Eliav Assouline

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,865,036

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,865,036

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,865,036

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.54%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	746927102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Axial Capital Master, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,563,053

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

7,563,053

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,563,053

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.96%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	746927102

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, no par value (the "Shares"), of QLT, Inc. a company incorporated in British Columbia, Canada (the "Issuer").  The principal executive offices of the Issuer are located at 101-887 Great Northern Way, Vancouver, B.C., Canada V5T 4T5.

Item 2.	Identity and Background.

(a) (b) (c) and (f)
This statement is being filed by the following persons: Axial Capital Master, L.P., a Cayman Islands limited partnership (the "Partnership"), Axial Capital Management, LLC, a Delaware limited liability company (the "Investment Manager"), Marc Andersen, a citizen of the United States, and Eliav Assouline, a citizen of Canada.

The Partnership, the Investment Manager, Marc Andersen and Eliav Assouline are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."

The Partnership is principally engaged in the business of investing in securities.  The business address and principal executive offices of the Partnership are located at c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands.

The Investment Manager is principally engaged in the business of providing investment management services.  The business address and principal executive offices of the Investment Manager are located at 101 Park Avenue, 20th Floor, New York, New York 10178.

Marc Andersen is a managing member of the Investment Manager and his business address is 101 Park Avenue, 20th Floor, New York, New York 10178.

Eliav Assouline is a managing member of the Investment Manager and his business address is 101 Park Avenue, 20th Floor, New York, New York 10178.

(d), (e)
None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used for the acquisition of the Shares came from the working capital and/or an affiliate of the Reporting Persons.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only.  The acquisitions were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.  Although the Reporting Persons currently have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D, the Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's board of directors, and others regarding alternatives that the Issuer could employ to maximize shareholder value.  Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares or selling some or all of their Shares or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in this Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)
As of the date hereof, the Partnership may be deemed to be the beneficial owner of and has shared voting and dispositive power of 7,563,053 Shares, constituting 14.96% of the Shares, based upon 50,539,500 Shares outstanding.

As of the date hereof, the Investment Manager has shared voting and dispositive power with respect to 8,865,036 Shares owned beneficially by private investment vehicles, including the Partnership, for which the Investment Manager serves as investment manager (the "Funds" and each, a "Fund"), representing approximately 17.54% of the Issuer's outstanding Shares.

As of the date hereof, Marc Andersen, in his capacity as a Managing Member of the Investment Manager, has shared voting and dispositive power with respect to 8,865,036 Shares owned beneficially by the Funds, representing approximately 17.54% of the Issuer's outstanding Shares.

As of the date hereof, Eliav Assouline, in his capacity as a Managing Member of the Investment Manager, has shared voting and dispositive power with respect to 8,865,036 Shares owned beneficially by the Funds, representing approximately 17.54% of the Issuer's outstanding Shares.

(c)	On July 1, 2013, the Partnership transferred 288,890 Shares to a Fund at a price of $4.39 per share. The Fund is the beneficial owner of less than 5% of the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect
To Securities of the Issuer.

Not Applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

AXIAL CAPITAL MANAGEMENT, LLC

By:	/s/ Marc Andersen
Title: Managing Member

By:	/s/ Eliav Assouline
Title: Managing Member

/s/ Marc Andersen
Marc Andersen

/s/ Eliav Assouline
Eliav Assouline

AXIAL CAPITAL MASTER, L.P.

By:	/s/ Marc Andersen
Title: Managing Member of the General Partner

By:	/s/ Eliav Assouline
Title: Managing Member of the General Partner

Dated:  July 2, 2013

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D dated July 2, 2013 relating to the Common Stock of QLT Inc. shall be filed on behalf of the undersigned.

AXIAL CAPITAL MANAGEMENT, LLC

By:	/s/ Marc Andersen
Title: Managing Member

By:	/s/ Eliav Assouline
Title: Managing Member

/s/ Marc Andersen
Marc Andersen

/s/ Eliav Assouline
Eliav Assouline

AXIAL CAPITAL MASTER, L.P.

By:	/s/ Marc Andersen
Title: Managing Member of the General Partner

By:	/s/ Eliav Assouline
Title: Managing Member of the General Partner

July 2, 2013

SK 21635 0002 1395737